Exhibit 99.1

Birkenstock Holding plc
Recast Financial Information -

Segment Revenue, Adjusted EBITDA, EBITDA and Net Profit

(Unaudited, in thousands of Euros)

Selected financial data by segment (unaudited)

Fiscal year ended September 30, 2024

			Year ended September 30, 2024
(In thousands of Euros)	Americas	EMEA	APAC	Total Reportable Segments	Corporate / Other	Total
Net Profit (loss)						191,602
Add (Less):
Income tax expenses (benefit)						102,180
Finance cost, net						127,300
Depreciation and amortization						101,291
EBITDA	—	—	—	—	—	522,373
Add (Less) Adjustments:
Realized and unrealized FX gains / losses (1)						19,641
IPO-related costs (2)						7,460
Share-based compensation expenses (3)						3,591
Secondary Offering related costs (4)						1,890
Adjusted EBITDA	301,266	230,840	53,199	585,304	(30,349)	554,955
Revenue	943,710	687,891	168,807	1,800,408	4,282	1,804,690

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents share-based compensation expenses relating to the management investment plan.
(4)
Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024.

Fiscal year ended September 30, 2023

			Year ended September 30, 2023
(In thousands of Euros)	Americas	EMEA	APAC	Total Reportable Segments	Corporate / Other	Total
Net Profit (loss)						75,022
Add (Less):
Income tax expenses (benefit)						78,630
Finance cost, net						107,036
Depreciation and amortization						83,413
EBITDA	—	—	—	—	—	344,101
Add (Less) Adjustments:
Realized and unrealized FX gains / losses (1)						36,056
IPO-related costs (2)						30,603
Share-based compensation expenses (3)						65,393
Other (4)						6,553
Adjusted EBITDA	291,712	175,526	36,369	503,607	(20,901)	482,706
Revenue	804,690	561,805	120,126	1,486,621	5,289	1,491,911

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents share-based compensation expenses relating to the management investment plan.
(4)
Represents non-recurring expenses that we do not consider representative of the operating performance of the business, primarily comprised of relocation expenses of € 4.6 million for fiscal 2023, restructuring expenses of €2.0 million for fiscal 2023.

Three months ended September 30, 2024

	Three months ended September 30, 2024
(In thousands of Euros)	Americas	EMEA	APAC	Total Reportable Segments	Corporate / Other	Total
Net Profit (loss)						52,464
Add (Less):
Income tax expenses (benefit)						25,781
Finance cost, net						19,283
Depreciation and amortization						29,098
EBITDA	—	—	—	—	—	126,626
Add (Less) Adjustments:
Realized and unrealized FX gains / losses (1)						(1,654)
Adjusted EBITDA	66,693	55,452	14,222	136,367	(11,394)	124,973
Revenue	225,346	181,796	47,947	455,088	675	455,763

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Three months ended June 30, 2024

	Three months ended June 30, 2024
(In thousands of Euros)	Americas	EMEA	APAC	Total Reportable Segments	Corporate / Other	Total
Net Profit (loss)						74,640
Add (Less):
Income tax expenses (benefit)						36,255
Finance cost, net						44,578
Depreciation and amortization						24,809
EBITDA	—	—	—	—	—	180,282
Add (Less) Adjustments:
Realized and unrealized FX gains / losses (1)						4,157
Secondary Offering related costs (2)						1,890
Adjusted EBITDA	89,922	88,232	18,126	196,280	(9,952)	186,329
Revenue	282,865	229,048	52,044	563,957	801	564,758

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024.

2	BIRKENSTOCK HOLDING PLC || RECAST FINANCIAL INFORMATION

Three months ended March 31, 2024

	Three months ended March 31, 2024
(In thousands of Euros)	Americas	EMEA	APAC	Total Reportable Segments	Corporate / Other	Total
Net Profit (loss)						71,652
Add (Less):
Income tax expenses (benefit)						33,470
Finance cost, net						27,389
Depreciation and amortization						24,137
EBITDA	—	—	—	—	—	156,648
Add (Less) Adjustments:
Realized and unrealized FX gains / losses (1)						5,483
IPO-related costs (2)						166
Adjusted EBITDA	93,097	62,689	9,996	165,783	(3,486)	162,297
Revenue	254,046	189,519	36,732	480,297	947	481,244

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.

Three months ended December 31, 2023

	Three months ended December 31, 2023
(In thousands of Euros)	Americas	EMEA	APAC	Total Reportable Segments	Corporate / Other	Total
Net Profit (loss)						(7,154)
Add (Less):
Income tax expenses (benefit)						6,674
Finance cost, net						36,050
Depreciation and amortization						23,247
EBITDA	—	—	—	—	—	58,817
Add (Less) Adjustments:
Realized and unrealized FX gains / losses (1)						11,655
IPO-related costs (2)						7,294
Share-based compensation expenses (3)						3,591
Adjusted EBITDA	51,553	24,466	10,855	86,874	(5,518)	81,356
Revenue	181,453	87,528	32,084	301,065	1,859	302,924

(1)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents share-based compensation expenses relating to the management investment plan.

3	BIRKENSTOCK HOLDING PLC || RECAST FINANCIAL INFORMATION

Comparison Revenue by segment

	Twelve months ended September 30,
(In thousands of Euros)	2024	2023	Change	% Change
Americas	943,710	804,690	139,020	17%
EMEA	687,891	561,805	126,085	22%
APAC	168,807	120,126	48,681	41%
Total Reportable Segment	1,800,408	1,486,621	313,787	21%
Corporate/Other	4,282	5,290	(1,008)	-19%
Total	1,804,690	1,491,911	312,779	21%

	Three months ended September 30,
(In thousands of Euros)	2024	2023	Change	% Change
Americas	225,346	187,238	38,108	20%
EMEA	181,796	153,222	28,574	19%
APAC	47,947	32,624	15,323	47%
Total Reportable Segment	455,089	373,084	82,006	22%
Corporate/Other	675	1,459	(784)	-54%
Total	455,764	374,543	81,222	22%

	Three months ended June 30,
(In thousands of Euros)	2024	2023	Change	% Change
Americas	282,865	244,102	38,763	16%
EMEA	229,048	191,089	37,959	20%
APAC	52,044	36,904	15,139	41%
Total Reportable Segment	563,957	472,096	91,860	19%
Corporate/Other	801	1,099	(298)	-27%
Total	564,758	473,196	91,562	19%

	Three months ended March 31,
(In thousands of Euros)	2024	2023	Change	% Change
Americas	254,046	213,551	40,494	19%
EMEA	189,519	151,378	38,141	25%
APAC	36,732	29,284	7,448	25%
Total Reportable Segment	480,297	394,213	86,084	22%
Corporate/Other	947	1,470	(523)	-36%
Total	481,244	395,683	85,561	22%

	Three months ended December 31,
(In thousands of Euros)	2024	2023	Change	% Change
Americas	181,453	159,799	21,654	14%
EMEA	87,528	66,117	21,411	32%
APAC	32,084	21,313	10,771	51%
Total Reportable Segment	301,065	247,229	53,836	22%
Corporate/Other	1,859	1,261	598	47%
Total	302,924	248,490	54,434	22%

Non-IFRS Financial Measures

We report our financial results in accordance with IFRS; however, management believes that certain non-IFRS financial measures provide useful information in measuring the operating performance and financial condition of the Company and therefore uses them to make decisions. Management believes this information presents helpful comparisons of financial performance between periods by excluding the effect of certain non-recurring items.

We use non-IFRS financial measures, such as Adjusted EBITDA to supplement financial information presented in accordance with IFRS. We believe that excluding certain items from our IFRS results allows management to better understand our consolidated financial performance from period-to-period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare IFRS-based financial measures. Moreover, we believe these non-IFRS financial measures provide our stakeholders with useful

4	BIRKENSTOCK HOLDING PLC || RECAST FINANCIAL INFORMATION

information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons.

These measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other companies, and they should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

Adjusted EBITDA is defined as net profit for the period adjusted for income tax expense, finance cost net, depreciation and amortization, further adjusted for the effect of events such as:

•
Share-based compensation expenses relating to the management investment plan;
•
Relocation expenses relating to the move of our products from a warehouse to a different provider which are considered non-recurring expenses and not representative of the operating performance of the business;
•
Restructuring expenses not relating to the operating performance of the business;
•
IPO-related costs consisting of consulting as well as legal fees;
•
Costs associated with the secondary offering on behalf of the selling shareholder; and
•
Realized and unrealized foreign exchange gain (loss).

5	BIRKENSTOCK HOLDING PLC || RECAST FINANCIAL INFORMATION